Filed by Eidos Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eidos Therapeutics, Inc.

Commission File No.: 001-38533

The following letter was mailed to stockholders of Eidos Therapeutics, Inc. on December 28, 2020:

December 23, 2020

Dear Stockholders:

We have previously sent you proxy materials for the Special Meeting of Stockholders of Eidos Therapeutics, Inc. (“Eidos”), to be held on January 19, 2021 in connection with the proposed merger with BridgeBio Pharma, Inc. (“BridgeBio”). The Eidos board, acting upon the recommendation of the Eidos special committee, recommends a vote “FOR” the Eidos merger proposal, “FOR” the Eidos advisory compensation proposal and “FOR” the Eidos adjournment proposal.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Cameron Turtle

Chief Business Officer

REMEMBER:

You can vote by telephone, via the Internet or by mail.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-750-8332.

Additional Information and Where to Find It

This letter is being made in respect of the proposed transaction involving Eidos and BridgeBio. BridgeBio filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that included a definitive joint proxy statement of BridgeBio and Eidos and also constituted a prospectus of BridgeBio (the “definitive joint proxy statement/prospectus”) that was declared effective by the SEC on December 15, 2020. BridgeBio and Eidos have each mailed to their respective stockholders the definitive joint proxy statement/prospectus. BridgeBio and Eidos may also file other documents with the SEC regarding the proposed transaction. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This letter is not intended to be, and is not, a substitute for such filings or for any other document that Eidos or BridgeBio may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed or furnished by Eidos and BridgeBio with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Eidos may be obtained free of charge from Eidos at www.Eidostx.com, under the tab “Investors” and the documents filed by BridgeBio may be obtained free of charge from BridgeBio at http://investor.bridgebio.com, under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from Eidos upon written request to Eidos at 101 Montgomery Street, Suite 2000, San Francisco, CA 94104, Attn: Investor Relations, or by calling 415-887-1471 or from BridgeBio upon written request at 421 Kipling Street, Palo Alto, CA 94301, Attn: Grace Rauh, or by calling 917-232-5478.

Participants in the Solicitation

Eidos, BridgeBio and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Eidos in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Eidos’s directors and executive officers in Eidos’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, and the definitive joint proxy statement/prospectus contained in the Form S-4, which was declared effective by the SEC on December 15, 2020, as well as its other filings with the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of BridgeBio in BridgeBio’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 22, 2020, and the definitive joint proxy statement/prospectus contained in the Form S-4, which was declared effective by the SEC on December 15, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the registration statement, definitive joint proxy statement / prospectus and will be included in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Eidos and BridgeBio will also be available free of charge from Eidos or BridgeBio, as applicable, using the contact information above.

No Offer or Solicitation

This letter is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This letter contains forward-looking statements relating to the proposed transaction involving Eidos and BridgeBio, including statements as to the expected timing, completion and effects of the proposed transaction. Statements in this letter that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of Eidos’s management and BridgeBio’s management as well as assumptions made by and information currently available to Eidos and BridgeBio. Such statements reflect the current views of Eidos and BridgeBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about Eidos and BridgeBio, including, without limitation, (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (ii) the risk that Eidos’s and/or BridgeBio’s stockholders may not approve the proposed transaction, (iii) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (iv) uncertainty as to the timing of completion of the proposed transaction, (v) potential adverse effects or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (vi) potential litigation relating to the proposed transaction that could be instituted against Eidos, BridgeBio or their respective directors and officers, including the effects of any outcomes related thereto, (vii) possible disruptions from the proposed transaction that could harm Eidos’s or BridgeBio’s business, including current plans and operations, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, (ix) uncertainty of the expected financial performance of each of Eidos and BridgeBio following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (x) the ability of Eidos and/or BridgeBio to implement their respective business strategies, (xi) the ability of each of Eidos or BridgeBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (xii) the potential therapeutic and clinical benefits of acoramidis, (xiii) inability to retain and hire key personnel and (xiv) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or Eidos’s or BridgeBio’s operations or operating expenses. Although Eidos and BridgeBio believe that Eidos’s and BridgeBio’s plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, neither Eidos nor BridgeBio can give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described under the heading “Risk Factors” in the definitive joint proxy statement/prospectus contained in the Form S-4, which was declared effective by the SEC on December 15, 2020 and Eidos’s and BridgeBio’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the SEC and in subsequent filings made by Eidos and BridgeBio with the SEC, which are available on the SEC’s website at www.sec.gov. Moreover, Eidos and BridgeBio operate in very competitive and rapidly changing environments in which new risks emerge from time to time. These forward-looking statements are based upon the current expectations and beliefs of Eidos’s management and BridgeBio’s management as of the date of this letter and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We anticipate that subsequent events and developments will cause our views to change. Except as required by law, each of Eidos and BridgeBio disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this letter in the event of new information, future developments or otherwise. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this letter.